Exhibit 99.1

JMU Limited Reports Unaudited First Half of Fiscal Year 2019 Financial Results

SHANGHAI, Aug. 1, 2019 /PRNewswire/ -- JMU Limited (the "Company" or "JMU") (Nasdaq: JMU) today announced its unaudited financial results for the six months ended June 30, 2019, or the first half of the Company's fiscal year 2019.

First Half of Fiscal Year 2019 Highlights

•	Revenues were $762 thousand, representing a decrease of 96.1% from $19.5 million in the prior year period. The decrease was mainly due to the Company's decision to switch from its loss-making B2B platform business to other business opportunities that may have greater growth potential.

•	Gross profit was $39 thousand, a decrease of 91.7% from $471 thousand in the prior year period.

•	B2B online platform recorded gross billing of RMB 87.5 million (US$ 12.7 million), measured in terms of gross merchandise value ("GMV"), decreasing 98.1% from gross billing of RMB 4.6 billion (US$ 721.2 million) in the prior year period.

•	Active customer accounts were 732 as of June 30, 2019, decreasing 92% from 10,304 as of December 31, 2018.

•	Third-party sellers on the Company's online marketplace decreased to 196 as of June 30, 2019, compared to 3,779 as of December 31, 2018.

Ms. Hua Zhou, Chairperson of the Board of Directors and Chief Executive Officer commented, "Due to the increasing competition in the market, we have gradually exited from our costly and loss-making B2B business while actively seeking a new direction for the development of our business. Our efforts have been proven to be effective as we significantly reduced our cost and net loss for the first half of 2019 despite the decreased revenue. Going forward, we will continue looking for new business partners and opportunities to further narrow our losses."

First Half of Fiscal Year 2019 Financial Performance

Revenues were $762 thousand in the first half of 2019, representing a decrease of 96.1% from $19.5 million in the prior year period. The decrease of revenue was mainly due the Company's decision to switch from its loss-making B2B platform business to other business opportunities that may have greater growth potential.

Cost of revenues were $723 thousand in the first half of 2019, representing a decrease of 96.2% from $19.0 million in the prior year period.

Gross profit for the first half of 2019 was $39 thousand, representing a 91.7% decrease from $471 thousand in the same period last year. Gross margin increased to 5.1% in the first half of 2019 from 2.4% in the same period of last year.

Selling and marketing expenses for the first half of 2019 decreased 90.2% to $387 thousand from $4.0 million in the prior year period. As a percentage of total revenues, selling and marketing expenses were 50.8% in the first half of 2019 and 20.3% in same period of last year. The decrease of selling and marketing expenses was primarily due to decreases in marketing expenses, travelling expenses, employee compensation, and amortization of intangible assets.

General and administrative expenses for the first half of 2019 were $713 thousand, representing a decrease of 63.1% from $1.9 million in the prior year period. As a percentage of total revenues, general and administrative expenses were 93.6% for the first half of 2019 and 9.9% in the same period of last year. The decrease of general and administrative expenses was primarily due to the decrease in compensation expenses as a result of reduced headcount and the decrease in third-party expenses related to JMU's IPO.

Loss from operations in the first half of 2019 was $1.1 million, representing a decrease of 98.7% from $79.2 million in the same period of last year.

Net loss attributable to the Company in the first half of 2019 was $1.5 million, representing a decrease of 98.1% from $79.4 million in the prior year period. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax benefits, was $1.7 million in the first half of 2019 compared to $5.1 million in the same period of last year. For the six months ended June 30, 2019 and 2018, the Company's weighted average number of ordinary shares used in computing loss per ordinary share was 2,108,869,528 and 1,476,895,920, respectively.

As of June 30, 2019, the Company's cash and cash equivalents were $529 thousand, representing an increase of 48.2% from $357 thousand as of December 31, 2018. Total shareholders' deficit as of June 30, 2019 was $17.2 million, compared to total shareholders' deficit of $22.2 million as of December 31, 2018.

Recent Development

On July 22, 2019, JMU Ltd. announced that it has divested its food supply chain business by selling all the issued and outstanding shares of New Admiral Limited, a wholly-owned subsidiary of the Company, to Marvel Billion Development Limited, in exchange for $1,000,000 in cash. In addition, the buyer and the divested entities agreed to waive all the rights and claims with respect to the liabilities owed by the Company to the divested entities. Upon the completion of this transaction, the buyer has assumed all the outstanding liabilities of the divested entities. Please refer to the press release issued by JMU on July 22, 2019 for further details.

Non-GAAP Measures

To supplement the Company's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), the Company uses various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company's calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company's results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend," "ought to," "plan," "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Zhengzhen Li
JMU Limited
lizhengzhen@ccjmu.com
Tel: +86 (021) 6015-1166, ext. 8904

For more information about JMU Limited, please visit: http://ir.ccjmu.com.

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	For the periods ended June 30
	2018	2019

Related parties	6,294	36
Third parties	13,175	726
Total Revenues	19,469	762
Cost of revenues	(18,998)	(723)
Gross profit	471	39

Operating expenses:
Selling and marketing	(3,950)	(387)
General and administrative	(1,933)	(713)
Impairment loss	(73,817)	-
Total operating expenses	(79,700)	(1,100)
Loss from operations	(79,229)	(1,061)
Interest income/(expense), net	(533)	(413)
Other income/(expense), net	(37)	109
Loss before provision for income taxes	(79,799)	(1,365)
Income tax benefits	438	(140)
Net loss	(79,361)	(1,505)

Net loss per ordinary share
Basic	(0.05)	(0.00)
Diluted	(0.05)	(0.00)
Weighted average shares used in calculating net loss per ordinary share
Basic	1,476,895,920	2,108,869,528
Diluted	1,476,895,920	2,108,869,528

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	For the periods ended December 31
	2018	2019

Net loss	(79,361)	(1,505)
Other comprehensive income/(loss)
Change in cumulative foreign currency translation adjustment	(1,572)	(40)
Comprehensive loss	(80,933)	(1,545)

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	December 31, 2018	June 30, 2019
ASSETS:
Current assets:
Cash and cash equivalents	357	529
Accounts receivable, net	176	60
Inventories	586	-
Prepaid expenses and other current assets, net	1,121	856
Amounts due from related parties	2,378	842
Total current assets	4,618	2,287
Non-current assets:
Property and equipment, net	406	353
Intangible assets	-	1,200
Investment	-	-
Goodwill	-	5,645
Deferred tax assets	-	-
Other non-current assets	-	-
Total non-current assets	406	7,198
TOTAL ASSETS	5,024	9,485
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Short-term bank borrowings	7,272	7,283
Accounts and notes payable	543	225
Accrued expenses and other current liabilities	6,917	5,790
Advance from customers	423	160
Amounts due to related parties	5,135	6,083
Total current liabilities	20,290	19,541
Non-current liabilities:
Other non-current liabilities	30	-
Deferred tax liabilities	-	-
Amount due to related parties	6,892	7,099
Total non-current liabilities	6,922	7,099
TOTAL LIABILITIES	27,212	26,640
Commitments and contingencies
Shareholders'equity:
Ordinary shares	15	21
Additional paid-in capital	634,016	640,586
Accumulated deficit	(637,143)	(638,648)
Accumulated other comprehensive loss	(19,076)	(19,114)
Total shareholders' equity/(deficit)	(22,188)	(17,155)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,024	9,485

JMU LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		For the periods ended June 30
		2018	2019
Loss from operations		79,229	1,061
Net loss attributable to JMU Ltd.		79,361	1,505

Amortization of acquired intangible assets	a	646	-
Provision for income tax (benefits)/expenses	b	(438)	140
Share-based compensation	c	248	(293)
Impairment loss	d	73,817	-

Non-GAAP loss from operation (a)(c)(d)		4,518	1,354
Non-GAAP net loss attributable to JMU Ltd.(a)(b)(c)(d)		5,088	1,658

Note:

(a)Adjustment to exclude amortization of acquired intangible assets

(b)Adjustment to exclude income tax (benefits)/expenses

(c)Adjustment to exclude share-based compensation

(d)Adjustment to exclude impairment loss